

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2016

Mr. Luca D'Angese
Chief Executive Officer
Enersis Americas, S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Endesa Américas S.A.**
> **Amendment No. 1 to Schedule TO-T and Schedule 13E-3**
> **Filed September 14, 2016 by Enersis Americas, S.A., et al.**
> **File No. 005-89569**

Dear Mr. D'Agnese:

We have reviewed the above filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

<u>General</u>

1. We note your response to comment 7. Please summarize and file Colin Becker's report as an Exhibit to the Schedule 13E-3. Also, disclose any fees paid to Colin Becker in connection with this transaction or that have been paid in the past two years. Refer to Item 1015 of Regulation M-A.

You may contact Jennifer López, Attorney-Adviser at (202) 551-3792 or me at (202) 551-3263 with any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Allen M. Miller, Esq.
        Chadbourne & Parke LLP